UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-206169-01

NYSE Holdings LLC

(Exact name of registrant as specified in its charter)

5660 New Northside Drive

Atlanta, Georgia 30328

(770) 857-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of Debt Securities Registered on Registration Statement No. 333-206169

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* On September 13, 2017, NYSE Holdings LLC was released and relieved from its obligations under the guarantees of debt securities registered on Registration Statement No. 333-206169 (including the 2.750% Senior Notes due 2020, the 2.350% Senior Notes due 2022, the 3.750% Senior Notes due 2025 and the 3.100% Senior Notes due 2027) (collectively, the “Guarantees”) and the Guarantees were terminated. Accordingly, all of the Guarantees ceased to be outstanding as of September 13, 2017, and there are currently no holders of the Guarantees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, NYSE Holdings LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: October 4, 2017

NYSE Holdings LLC

By:	/s/ Andrew J. Surdykowski
Name:	Andrew J. Surdykowski
Title:	Assistant Secretary